Mail Stop 7010

      July 18, 2005



Mr. Vernon E. Bachman
Vice President, Secretary-Treasurer and Principal Accounting
Officer
Vulcan International Corporation
300 Delaware Avenue, Suite 1704
Wilmington, Delaware, 19801

	RE: 	Form 10-K for the Fiscal Year ended December 31, 2004
                    	Form 10-Q for the Fiscal Quarter ended
March
31, 2005
                    	File No. 1-10219


Dear Mr. Bachman:

		We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.






Form 10-K for the Year Ended December 31, 2004

General
1. Where a comment below requests additional disclosures or other revisions, please show us in your supplemental response what the revisions will look like. With the exception of the comments below that specifically request an amendment, all other revisions may be included in your future filings, including your interim filings where applicable.

Business, page 1
2. Please disclose the name of any customer that represents more than
10% of consolidated revenues in accordance with Item 101(c) of Regulation S-K.

Financial Statements and Supplementary Data, page 7
3. Please disclose the reasons for the decrease in gross profit
and
income (loss) from continuing operations during the fourth quarter of
2004, including any unusual adjustments or transactions.    Please
also explain the reasons for the decrease in gross profit during the third quarter of 2004 and the first quarter of 2003 and the large increase in income (loss) from continuing operations during the third quarter of 2003, including any unusual adjustments or transactions.
Item 302(a)(3) of Regulation S-K requires the disclosure of adjustments that are material to the results of a quarter. Paragraph
31 of APB 28 also requires the disclosure of significant adjustments and unusual or infrequently occurring items recognized during the fourth quarter.

Management Analysis of Recent Years, page 16
4. Please enhance your management analysis disclosures as follows:
* Quantify your explanations for significant changes in rubber, foam and timber product sales and cost of sales in terms of increases or decreases in prices and volume and include an explanation of the underlying reasons for the changes,
* Discuss significant changes in commercial real estate revenues,
* Discuss the reasons for the sales decrease in foreign countries to
$23,991 in 2004 from $390,690 in 2003. Also discuss the reasons for the sales increase in foreign countries to $390,690 in 2003 from $203,345 in 2002, and
* Quantify the increases or decreases in cost of sales, operating expense, and general and administrative expenses for each segment, together with an explanation of the underlying reasons. Management`s discussion and analysis should allow the investor to see the company through the eyes of management. Please revise the discussion with this underlying thought in mind. Please Refer to
Item 303 of Regulation S-K.
5. Please disclose your critical accounting policies. Additionally, for each critical accounting policy or estimate, please discuss the likelihood of materially different reported results if different assumptions or conditions were to prevail. To the extent practicable and meaningful, you should also quantify the effect changes in assumptions and estimates would have on your overall financial performance. See SEC Releases 33-8040 and 33-8098.

Financial Statements

Consolidated Statements of Income, page 22
6. Please tell us why you do not present your statements of income in accordance with Rule 5-03 of Regulation S-X for each of the following items:
* Timber sales are a recurring source of tangible product sales. These sales and their related cost of sales should be presented within net sales and cost of sales according to Rule 5-03(b)(1)(a) and (2)(a) of Regulation S-X,
* Income from commercial real estate rentals and the related costs should be presented as separate components if revenues represents more than 10% of net sales according to Rule 5-03 (b)(1)(c) and
(2)(c) of Regulation S-X. Given your recent purchase of a third commercial property in Cincinnati, Ohio you appear to be at or approaching the 10% threshold,
* Dividends and interest income should be presented outside of revenue, according to Rule 5-03 (b)(7) of Regulation S-X,
* Material amounts within net gains on the sale of property, equipment, and securities should be separately stated in the statement of income or in a note thereto clearly indicating the nature of the transactions out of which the items arose, according to
Rule 5-03 (b)(7) of Regulation S-X,
* Minority interest should be presented below the income tax provision according to Rule 5-03 (b)(12) of Regulation S-X, and
* The income before gain on disposal of assets line item classification is not in accordance with Regulation S-X. Please delete.









Consolidated Statements of Cash Flows, page 24
7. Please tell us the amount of the notes receivable and if the notes receivable arise from the sale of goods and services. If the notes receivable arise from the sale of goods and services, please tell us your basis for classifying the collection on notes receivable amounts in investing activities, in light of paragraph 22 of SFAS 95.

Note 1 - Summary of Significant Accounting Policies, page 25
8. We note your disclosure regarding goodwill. Please tell us the amount and classification of your goodwill balance. Please also help us understand why you have not recognized any goodwill impairment, given that your market value has consistently been less than the amount of your equity.
9. Please disclose your revenue recognition accounting policy for rubber, foam and timber product sales. Please also disclose your revenue recognition policy for commercial real estate service revenues. Your disclosure should clearly describe how your revenue recognition policies are in accordance with SAB Topic 13:A.
Please
also disclose your accounting policy for allowances established for sales returns as required by SFAS 48.
10. Please provide the credit risks disclosure arising from the concentration with three customers of 45% and 47% of your net sales in 2004 and 2003. Please refer to paragraph 15A of SFAS 107.

Note 12 - Business Segments, page 39
11. Please provide the enterprise-wide product line and service disclosures required by paragraph 37 of SFAS 131.
12. Please disclose significant non-cash credits, other than depreciation and amortization expense, such as the $1,433,152 environmental remediation costs in 2003 and the $130,000 credit for real estate tax assessment in 2004 on operating income for each segment included in operating profit (loss) for each segment in accordance with paragraph 27 of SFAS 131.
13. Please separately identify and describe the amounts of significant reconciling items included in general corporate income.
Please refer to paragraphs 32 of SFAS 131.




Form 10-Q for the Quarter Ended March 31, 2005

Item 4. Controls and Procedures, page 13
14. You disclose that your disclosures controls and procedures are adequate, rather than effective. Please confirm to us that your disclosure controls and procedures are effective as of March 31, 2005. In future filings, please revise your disclosures to state that your disclosure controls and procedures are effective. If they are not effective as of March 31, 2005, please amend your Form 10-Q to include such disclosure.


*    *    *    *


      		Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

		In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in their filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

		In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       	If you have any questions regarding these comments, please direct them to Gus Rodriguez, Staff Accountant, at (202) 551-3752 or, in his absence, Nilima Shah, the undersigned, at (202) 551-3255.



          						Sincerely,



								Nilima Shah
								Branch Chief
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Vernon E. Bachman
Vulcan International Corporation
July 18, 2005
Page 1 of 6



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE